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                              May 31, 2024

       Rick Svetkoff
       Chief Executive Officer
       Starfighters Space, Inc.
       Reusable Launch Vehicle Hangar, Hangar Rd
       Cape Canaveral, FL 32920

                                                        Re: Starfighters Space,
Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted May 3,
2024
                                                            CIK No. 0001947016

       Dear Rick Svetkoff:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Summary, page 7

   1. You suggest that you have ongoing operations but also disclose elsewhere in your offering statement, including
risk factors, a limited operating history and that you need to develop, test, and certify your
planned systems and obtain a license from the FAA. We also note that you intend to use
the net proceeds for your business strategy, including, without limitation, research
and development, asset improvement, and pilot training. Please revise your Summary and other
relevant sections of your offering statement to expand your
                                                        disclosures regarding
the current status of your operations and/or development in each area of focus that you
describe.
       Capitalization, page 24

   2. We note you present capitalization as adjusted to reflect the sale of 9,749,303 shares of
                                                        Common Stock at a
purchase price of $3.59 per share in this Offering on page 25.
 Rick Svetkoff
FirstName
StarfightersLastNameRick
             Space, Inc. Svetkoff
Comapany
May         NameStarfighters Space, Inc.
      31, 2024
May 31,
Page  2 2024 Page 2
FirstName LastName
         Considering this Offering is not a firm commitment by an underwriter, please tell us why it is appropriate to include only the maximum number of shares to be offered in the capitalization. Refer to Rule 170 of Securities Act of 1933.
Plan of Distribution, page 27

3. We note your disclosure that the Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. We also note that Section 4 paragraph (c) of the Engagement Agreement with Digital
         Offering states that the "Company hereby authorizes Digital Offering to transmit to the prospective Investors the Offering Circular and Authorized Sales Materials." Please revise to reconcile this apparent inconsistency.
Use of Proceeds, page 30

4. We note you present amounts of total proceeds available for use under four different scenarios. Please revise to disclose the amount of broker and affiliate commissions and fees under each scenario.
5. We note you allocated a portion of the proceeds to purchase inventory. However, we note you have not presented any amounts of inventory in your balance sheets. Please provide a note to describe the nature of inventory you plan to purchase. In addition, you allocate a large portion of proceeds to working capital reserves. Please provide a note to describe what comprises the working capital reserves and clarify whether working capital reserves also include inventory.
6. Expand your tabular disclosure to clarify how much of the allocated amounts are designated for the compensation payable to your executive officers, as noted at page 32.
Description of Business, page 33

7.       We note your disclosures that you operate the world   s only
commercial fleet of flight-
         ready Lockheed F-104s. Please expand your disclosures to describe the status of your fleet and business operations in more detail, including but not limited to, the age(s) of your aircraft. Insofar as such aircraft presumably have been in use for many years, also discuss the potential obsolescence of avionics, etc. We note the related risk factor disclosure at page 15 under "Our fleet of supersonic Aircraft requires continued sourcing and inventory evolution, regular maintenance and the replacement of aging parts."
8. Expand the discussion under "Our Products and Services" to provide a more detailed discussion of the status of your operations, including all material pending regulatory approvals and the development of "StarLaunch." Distinguish between historical operations and those which are only in the planning stages, and make corresponding revisions throughout the document. For example, we note the reference at page 36 to your
         "established operational history" providing you with a competitive advantage.
 Rick Svetkoff
Starfighters Space, Inc.
May 31, 2024
Page 3
         Also, explain further your suggestion at page 35 that you intend to be a pioneer in hypersonic passenger travel.
9. Expand the discussion under "Suppliers" at page 39 to explain the planned use for the 22 engines you are purchasing, and disclose that your CEO signed the related agreement on behalf of both parties.
Employees, page 40

10. You state that your officers are employees, but reference to the agreement involving your
         CFO suggests that he is a consultant. Please revise to clarify in each case whether the officers are employees or consultants.

         Also, please revise your risk factor and related disclosure regarding your CEO to clarify, if true, that he has no employment agreement. Lastly, please revise to disclose how his compensation is determined.
Financial Conditions and Results from Operations, page 41

11. We note you provided two years of financial statements for the years ended December 31,
         2023 and 2022, but you only provided discussion and analysis of financial conditions and results from operations for the year ended December 31, 2023. Please clarify why you did not provide discussion of financial conditions and results from operations for the year ended December 31, 2022. Refer to Item 9 of Form 1-A and revise as appropriate.
12. Please revise to discuss the causes of material changes from 2022 to 2023 in financial statement line items, to the extent necessary for an understanding of your business as a whole. Refer to Instruction to Item 9(a) of Form 1-A
13. We note you have not earned revenues for the years reported. Please clarify why you did not describe your plan of operation for the 12 months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability must be stated. For details, refer to Item 9(c) of Form 1-A and revise as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Note Regarding Financial Information, page 41

14.    We note you provided a statement that "Since the Company was incorporated on
FirstName LastNameRick Svetkoff
       September 6, 2022, the initial fiscal year is from September 6, 2022 to December 31,
Comapany   NameStarfighters
       2022.                   Space,
              However, we also  noteInc.
                                       you provided two years    financial
statements for the years
May 31,ended
         2024December
              Page 3 31, 2023 and 2022. Please clarify your statement or revise accordingly.
FirstName LastName
 Rick Svetkoff
FirstName
StarfightersLastNameRick
             Space, Inc. Svetkoff
Comapany
May         NameStarfighters Space, Inc.
      31, 2024
May 31,
Page  4 2024 Page 4
FirstName LastName
Liquidity and Capital Resources, page 42

15.      Please provide the following information pursuant to Item 9(b) of Form
1-A.

                Information regarding your liquidity both short and long term including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material deficiency in liquidity is identified, indicate the course of action that you have taken or proposes to take to remedy the deficiency; and

                Your material commitments for capital expenditures as of December 31, 2023 and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.
Directors, Executive Officers, and Significant Employees
Business Experience, page 44

16. Please revise your CEO's business experience description to clarify his role(s) with the company and any predecessor entity during the past 5 years. Refer to
Item 10(c) of Form
         1-A.
Convertible Debentures, page 53

17. We note that the debentures mature in less than nine months, and that they convert in the event of a "Public Listing." Please provide expanded disclosure regarding your plans vis-
         a-vis a potential Nasdaq listing.
Exhibits

18. We note the existence of contracts and subcontracts described in recent news on your website, and your risk factor disclosure regarding indemnity provisions in agreements
            with certain other parties    under which you agree to indemnify
those parties for losses
         suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages. Please revise to disclose all material terms of agreements, and ensure that you file all material agreements as exhibits to the offering statement, or tell us why you believe they are not required to be filed.
General

19. We note that your Certificate of Incorporation contains an exclusive forum clause which identifies the Court of Chancery of the State of Delaware as the exclusive forum for
         certain litigation, including any    derivative action.    Please
disclose whether that provision
         applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
 Rick Svetkoff
Starfighters Space, Inc.
May 31, 2024
Page 5
       for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
       Exchange Act.
20. Similarly, disclose in the offering circular whether the parallel provision in the subscription agreement applies to Securities Act or Exchange Act claims. Please contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 if
you have
questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                              Sincerely,
FirstName LastNameRick Svetkoff
                                                              Division of
Corporation Finance
Comapany NameStarfighters Space, Inc.
                                                              Office of Energy
& Transportation
May 31, 2024 Page 5
cc:       Michael Shannon
FirstName LastName